Exhibit 99.1

Third Quarter 2014
Management's Discussion and Analysis
of Financial Condition and Results of Operations

Company Overview
Aeterna Zentaris Inc. is a specialty biopharmaceutical company engaged in developing novel treatments in oncology and endocrinology. Our pipeline encompasses compounds at various stages of development.
Our product candidates include Macrilen™ (macimorelin), an orphan drug that evaluates growth hormone deficiency in adults, and zoptarelin doxorubicin, a targeted therapy for endometrial cancer and other cancers. We are also investigating various additional compounds as potential treatments for a host of unmet medical needs as we work concurrently to pursue strategic initiatives in connection with our goal to become a commercially operating specialty biopharmaceutical company.
The Company's common shares are listed on both the NASDAQ Capital Market ("NASDAQ"), under the symbol "AEZS", and on the Toronto Stock Exchange ("TSX"), under the symbol "AEZ".
Introduction
This Management's Discussion and Analysis ("MD&A") provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the three-month and nine-month periods ended September 30, 2014. In this MD&A, "Aeterna Zentaris", the "Company", "we", "us", "our" and the "Group" mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company's condensed interim consolidated financial statements and the accompanying notes thereto as at September 30, 2014 and for the three-month and nine-month periods ended September 30, 2014 and 2013 (the "condensed interim consolidated financial statements"). Our condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.
All amounts in this MD&A are presented in United States ("US") dollars, except for share, option and warrant data, per share and per warrant data and as otherwise noted.
About Forward-Looking Statements
This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as "anticipate", "assume", "believe", "could", "expect", "foresee", "goal", "guidance", "intend", "may", "objective", "outlook", "plan", "seek", "should", "strive", "target" and "will".
Forward-looking statements involve risks and uncertainties, many of which are discussed in this MD&A and others of which are discussed under the caption "Key Information - Risk Factors" in our most recent Annual Report on Form 20-F filed with the Canadian Securities Regulatory Authorities in lieu of an annual information form and with the United States Securities and Exchange Commission. Results or performance may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by regulatory authorities such as the US Food and Drug Administration ("FDA"), the European Medicines Agency, the Therapeutic Products Directorate of Health Canada or any other organization responsible for enforcing regulations in the pharmaceutical industry.
Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on any forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

Third Quarter MD&A - 2014

About Material Information
This MD&A includes information that we believe to be material to investors after considering all circumstances, including potential market sensitivity. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.
The Company is a reporting issuer under the securities legislation of all of the provinces of Canada, and our securities are registered with the US Securities and Exchange Commission. The Company is therefore required to file or furnish continuous disclosure information, such as interim and annual financial statements, MD&As, proxy circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from the Company's Investor Relations department or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.
Key Developments
Product Candidate Developments
Macrilen™

•
The FDA continued its review of our New Drug Application ("NDA") for Macrilen™, a ghrelin agonist, which, if approved, will be the first orally administered drug indicated for the evaluation of adult growth hormone deficiency ("AGHD") by evaluating the pituitary gland secretion of growth hormone in response to an oral dose of the product. The results from the FDA's review are expected imminently, as the NDA has a Prescription Drug User Fee Act ("PDUFA") date of November 5, 2014, which is the goal date for the FDA to complete its review of the NDA. During the quarter, we also continued our pre-commercialization activities, including the hiring of new employees and the appointment of a specialized third-party contract sales organization, which will provide sales representatives and related commercial services.

Zoptarelin Doxorubicin

•
We completed site initiation with 120 sites currently in operation, and to date, over 300 of the expected 500 patients have been entered into our current ZoptEC (Zoptarelin doxorubicin in Endometrial Cancer) Phase 3 trial for women with advanced, recurrent or metastatic endometrial cancer. This progress is in line with our previously announced guidance. The ZoptEC trial is an open-label, randomized, multicenter trial conducted in North America, Europe and Israel under a Special Protocol Assessment with the FDA, and compares zoptarelin doxorubicin with doxorubicin as second line therapy. The primary efficacy endpoint is improvement in median Overall Survival.

Commercial Developments

•
On August 5, 2014, we entered into a co-promotion services agreement (the "Co-promotion Agreement") with Ascend Therapeutics US, LLC ("Ascend"). The Co-promotion Agreement provides that we or one of our subsidiaries will detail and market Ascend's leading non-patch transdermal hormone replacement therapy product, available under the name EstroGel®, in specific agreed-upon US territories, in exchange for a sales commission, which will be payable to us or one of our subsidiaries based upon incremental EstroGel® sales volumes that are generated over certain pre-established thresholds. Additionally, the Co-promotion Agreement provides that, following regulatory approval of Macrilen™, Ascend will provide similar services to us or to one of our subsidiaries in exchange for a sales commission.

•
Subsequent to quarter-end, we engaged a full-time US sales force of about 20 sales representatives for the field selling of Estrogel® pursuant to the Co-promotion Agreement, which we expect will start during the week of November 17, 2014. Together with Ascend's existing sales force, there will be a total of 53 sales representatives covering sales activities related to EstroGel®. This combined sales force also will sell Macrilen™, following regulatory approval thereof.

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Third Quarter MD&A - 2014

Resource Optimization and Executive Appointment

•
On August 7, 2014, our Nominating, Governance and Compensation Committee approved the previously announced global resources optimization program (the "Resource Optimization Program") as part of our objective of transitioning into a commercially operating specialty biopharmaceutical company. The Resource Optimization Program, the goal of which is to streamline research and development ("R&D") activities and to increase commercial operations and flexibility, is expected to result in the termination of 31 employees, representing approximately one-third of our current employee base, over a period of about 12 months. We expect that overall annualized savings upon completion of the Resource Optimization Program will amount to approximately $2.3 million. Total restructuring costs associated with the Resource Optimization Program, which were recorded during the third quarter of 2014, are currently estimated at approximately $1.9 million and include severance payments and other directly related costs. Our estimates of restructuring costs and annualized savings may be revised in future periods as new information becomes available.

•	On October 7, 2014, we announced the appointment of Philip A. Theodore as Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary.
Corporate Developments

•
Between July 1, 2014 and September 30, 2014, we issued a total of approximately 7.4 million common shares under our At-the-Market ("ATM") sales agreement, entered into May 2014 with MLV & Co. LLC ("MLV") (the "May 2014 ATM Program"), at an average price of $1.36 for aggregate gross proceeds of approximately $10.1 million, less cash and non-cash transaction costs of approximately $0.3 million. The May 2014 ATM Program provides that we may, at our discretion, from time to time during the term of the sales agreement, sell up to a maximum of approximately 14.0 million of our common shares through ATM issuances on the NASDAQ, up to an aggregate amount of $15.0 million.

•	Between October 1, 2014 and November 4, 2014, we issued a total of approximately 1.6 million common shares under the May 2014 ATM Program for aggregate gross proceeds of approximately $2.1 million.

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Third Quarter MD&A - 2014

Status of Our Drug Pipeline
(1)    Phase 2 in ovarian cancer completed.
(2)    Investigator-driven and sponsored.
(3)    Potential oral prostate cancer vaccine available for out-licensing.
(4)    Sponsored entirely by license partners.
We are focused on preparing for the launch of Macrilen™ for the evaluation of AGHD in the US and on advancing our ZoptEC Phase 3 program with zoptarelin doxorubicin in endometrial cancer, as discussed further below. We are also planning to develop macimorelin for the evaluation of pediatric growth hormone deficiency ("PGHD").
As for our compounds in earlier stages of development, as part of our focused initiative to optimize R&D activities, we have decided to streamline our drug discovery activities and focus on specific projects related to our Erk inhibitors and our LHRH-disorazol Z product candidate.
Our investment in the development of macimorelin for the evaluation of PGHD, Erk inhibitors and LHRH-disorazol Z product candidate will depend on the level of liquidity available to fund our R&D activities.

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Third Quarter MD&A - 2014

Condensed Interim Consolidated Statements of Comprehensive (Loss) Income Information

	Three months ended September 30,		Nine months ended September 30,
(in thousands, except share and per share data)	2014	2013	2014	2013
	$	$	$	$
Revenues
Sales and royalties	—	—	—	96
License fees and other	—	17	—	6,079
	—	17	—	6,175
Operating expenses
Cost of sales	—	—	—	51
Research and development costs, net of refundable tax credits and grants	6,142	6,230	17,434	15,939
Selling, general and administrative expenses	3,701	2,435	9,014	9,689
	9,843	8,665	26,448	25,679
Loss from operations	(9,843)	(8,648)	(26,448)	(19,504)
Finance income	1,091	1,384	5,266	3,567
Finance costs	(2,877)	(535)	—	(707)
Net finance (costs) income	(1,786)	849	5,266	2,860
Net loss from continuing operations	(11,629)	(7,799)	(21,182)	(16,644)
Net income from discontinued operations	292	11,641	465	31,702
Net (loss) income	(11,337)	3,842	(20,717)	15,058
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(387)	550	(481)	649
Items that will not be reclassified to profit or loss:
Actuarial loss on defined benefit plans	(1,099)	—	(3,169)	—
Comprehensive (loss) income	(12,823)	4,392	(24,367)	15,707
Net loss per share (basic and diluted) from continuing operations	(0.20)	(0.26)	(0.37)	(0.62)
Net income per share (basic and diluted) from discontinued operations	0.00	0.39	0.01	1.18
Net (loss) income per share (basic and diluted)	(0.20)	0.13	(0.36)	0.56
Weighted average number of shares outstanding:
Basic and diluted	59,163,710	29,627,222	56,881,919	26,848,668

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Third Quarter MD&A - 2014

Revenues
Revenues recorded during the nine-month period ended September 30, 2013 resulted predominantly from the non-recurring, accelerated recognition of remaining unamortized deferred revenue associated with an upfront payment received from a licensing partner following the termination of related R&D activities.
We do not expect to record any revenues from continuing operations during the fourth quarter of 2014, as discussed further below.
Operating Expenses
R&D costs, net of refundable tax credits and grants, were $6.1 million and $17.4 million for the three-month and nine-month periods ended September 30, 2014, respectively, compared to $6.2 million and $15.9 million for the same periods in 2013.
The increase for the nine-month period ended September 30, 2014, as compared to the same period in 2013, is attributable to higher comparative employee compensation and benefits costs, which in turn are mainly due to the recording of R&D restructuring costs. Upon approval of the Resource Optimization Program, discussed above, we recorded a provision for restructuring costs, amounting to approximately $1.6 million, for severance payments and other directly related costs associated with our R&D restructuring activities. This increase is partly offset by lower comparative salaries and short-term employee benefits and share-based compensation costs.
The following table summarizes our net R&D costs by nature of expense:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2014	2013	2014	2013
	$	$	$	$
Employee compensation and benefits[1]	3,017	1,932	7,198	6,235
Third-party costs	2,476	3,503	7,390	7,221
Facilities rent and maintenance	367	442	1,272	1,292
Other costs[2]	327	520	1,705	1,590
R&D tax credits and grants	(45)	(167)	(131)	(399)
	6,142	6,230	17,434	15,939
 _________________________
1    Includes provision for restructuring (2014 only).
2    Includes depreciation, amortization and impairment charges.

The following tables summarize primary third-party R&D costs, by product candidate, incurred by the Company during the three-month and nine-month periods ended September 30, 2014.

(in thousands, except percentages)	Three months ended September 30,		Three months ended September 30,
Product Candidate	2014		2013
	$	%	$	%
Zoptarelin doxorubicin	2,122	85.7	1,878	53.6
Macrilen™, macimorelin	68	2.7	563	16.1
Erk inhibitors	80	3.2	420	12.0
LHRH - Disorazol Z	47	1.9	299	8.5
Other	159	6.5	343	9.8
	2,476	100.0	3,503	100.0

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Third Quarter MD&A - 2014

(in thousands, except percentages)	Nine months ended September 30,		Nine months ended September 30,
Product Candidate	2014		2013
	$	%	$	%
Zoptarelin doxorubicin	6,059	82.0	3,267	45.2
Erk inhibitors	376	5.1	816	11.3
Macrilen™, macimorelin	212	2.9	954	13.2
LHRH - Disorazol Z	202	2.7	520	7.2
Perifosine	196	2.7	1,134	15.7
Other	345	4.6	530	7.4
	7,390	100.0	7,221	100.0

As shown above, a substantial portion of the quarter-to-date and year-to-date third-party R&D costs relates to development initiatives associated with zoptarelin doxorubicin, and in particular with our Phase 3 ZoptEC trial initiated in 2013 with our partner, Ergomed Clinical Research Ltd. ("Ergomed"), the contract clinical development organization with which, in April 2013, we entered into a co-development and profit sharing agreement.
During the three-month and nine-month periods ended September 30, 2014, ongoing services provided by Ergomed included the conducting of initiation and monitoring visits at various clinical sites, screening and enrolment initiatives, investigation-related management and analysis and regulatory support. ZoptEC-related efforts are progressing in accordance with pre-established timelines. As we continue to closely monitor all initiatives supported by Ergomed, we may decide to revise some of the trial's parameters or expand the scope of work performed by Ergomed, and consequently, total estimated costs in connection with the co-development and revenue sharing agreement may be adjusted. To date, our arrangement with Ergomed has been revised following our decision to open additional clinical sites and to perform additional sub-studies, resulting in estimated cost increases of approximately $1.7 million, as compared to our original estimate.
Excluding the impact of foreign exchange rate fluctuations, we expect net R&D costs to increase slightly in the fourth quarter of 2014, as compared to the third quarter of 2014, as we continue to advance our lead ZoptEC Phase 3 trial with zoptarelin doxorubicin and related sub-studies.
We now expect that we will incur net R&D costs of between $24 million and $26 million for the year ended December 31, 2014, which is slightly lower than our previously given range of between $25 million and $27 million, as we expect third-party R&D costs in connection with our Phase 3 ZoptEC trial will be lower than estimated for the year ended December 31, 2014.
Selling, general and administrative ("SG&A") expenses were $3.7 million and $9.0 million for the three-month and nine-month periods ended September 30, 2014, respectively, as compared to $2.4 million and $9.7 million for the same periods in 2013.
The increase in SG&A expenses for the three-month period ended September 30, 2014, as compared to the same period in 2013, is mainly related to higher comparative foreign exchange losses, the ramping up of our pre-commercialization activities associated with Macrilen™, and the recording of restructuring costs related to planned administrative staff redundancies.
Excluding the impact of foreign exchange rate fluctuations, we expect SG&A expenses to increase in the fourth quarter of 2014, as compared to the third quarter of 2014, largely due to efforts related to our Co-promotion Agreement with Ascend. Specifically, as noted above, we expect to deploy a contracted sales force in order to commence co-promotion activities associated with EstroGel®.
Due to the aforementioned and more recent initiatives, we continue to expect that our overall SG&A expenses for the year ended December 31, 2014 will increase slightly, as compared to comparative expenses in 2013.

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Third Quarter MD&A - 2014

Net finance (costs) income are comprised predominantly of the change in fair value of warrant liability and of gains and losses recorded due to changes in foreign currency exchange rates, as presented below.

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2014	2013	2014	2013
	$	$	$	$
Finance income
Change in fair value of warrant liability	—	1,349	4,193	3,447
Gains due to changes in foreign currency exchange rates	1,053	—	955	—
Interest income	38	35	118	120
	1,091	1,384	5,266	3,567
Finance costs
Change in fair value of warrant liability	(2,877)	—	—	—
Losses due to changes in foreign currency exchange rates	—	(535)	—	(707)
	(2,877)	(535)	—	(707)
	(1,786)	849	5,266	2,860

The change in fair value of our warrant liability results from the periodic "mark-to-market" revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes "mark-to-market" warrant valuation most notably has been impacted by the issuance of 8.8 million additional share purchase warrants and by the closing price of our common shares, which, on the NASDAQ, has fluctuated from $1.05 to $1.50 for the nine-month period ended September 30, 2014 and from $1.37 to $3.23 for the same period in 2013.
Gains and losses due to changes in foreign currency exchange rates are mainly related to the US dollar, which, vis-à-vis the euro ("EUR"), weakened by approximately 0.1% and strengthened by approximately 2.9%, respectively, during the three-month and nine-month periods ended September 30, 2014, as compared to the same periods in 2013.
Net loss from continuing operations for the three-month and nine-month periods ended September 30, 2014 was $11.6 million and $21.2 million, or $0.20 and $0.37 per basic and diluted share, respectively, compared to $7.8 million and $16.6 million, or $0.26 and $0.62 per basic and diluted share for the same periods in 2013.
The increase in net loss from continuing operations for the three-month period ended September 30, 2014, as compared to the same period in 2013, is due largely to higher comparative SG&A expenses and to higher comparative net finance costs (non-cash), as presented above.
The increase in net loss from continuing operations for the nine-month period ended September 30, 2014, as compared to the same period in 2013, is due largely to lower comparative license fee revenues and to higher comparative net R&D costs, partially offset by lower comparative SG&A expenses and by higher comparative net finance income (non-cash), as presented above.

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Third Quarter MD&A - 2014

Discontinued Operations
On April 3, 2013, we entered into a transfer and service agreement and concurrent agreements with various partners and licensees with respect to our manufacturing rights for Cetrotide®, currently marketed for therapeutic use as part of in vitro fertilization programs. The principal effect of these agreements was to transfer, effective October 1, 2013 (the "Closing Date"), our manufacturing rights for Cetrotide® and to grant a license to ARES Trading S.A. ("Merck Serono") for the manufacture, testing, assembling, packaging, storage and release of Cetrotide®, as well as related activities (collectively, the "Cetrotide® Business"), in all territories.
As a result of the transfer of substantially all of the risks and rewards associated with the Cetrotide® Business on the Closing Date, the Cetrotide® Business was classified as a discontinued operation. As such, relevant amounts in our condensed interim consolidated statements of comprehensive (loss) income have been retroactively reclassified to reflect the Cetrotide® Business as a discontinued operation, as presented below.

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2014	2013	2014	2013
	$	$	$	$
Revenues
Sales and royalties	—	20,834	—	60,698
License fees and other*	512	208	919	872
	512	21,042	919	61,570
Operating expenses
Cost of sales	—	8,860	—	26,931
Research and development costs, net of tax credits and grants	—	—	18	8
Selling, general and administrative expenses	220	541	436	2,929
	220	9,401	454	29,868
Net income from discontinued operations	292	11,641	465	31,702
_________________________
*    Includes revenues from certain transition services being provided to Merck Serono pursuant to the aforementioned agreements.

The decrease in sales and royalties from discontinued operations, in cost of sales from discontinued operations and in SG&A expenses from discontinued operations during the three-month and nine-month periods ended September 30, 2014, as compared to the same periods in 2013, reflects the fact that we recorded no sales of Cetrotide® and royalties during the three-month and nine-month periods ended September 30, 2014, as compared to the corresponding periods of 2013, given that the transfer of the Cetrotide® Business was effective on October 1, 2013.
Net (loss) income
Net (loss) income for the three-month and nine-month periods ended September 30, 2014 was $(11.3) million and $(20.7) million, or $(0.20) and $(0.36) per basic and diluted share, respectively, compared to $3.8 million and $15.1 million, or $0.13 and $0.56 per basic and diluted share, for the same periods in 2013.
The decrease in net income for the three-month period ended September 30, 2014, as compared to the same period in 2013, is due largely to lower net income from discontinued operations, to higher comparative operating expenses and to higher comparative net finance costs.
The decrease in net income for the nine-month period ended September 30, 2014, as compared to the same period in 2013, is due largely to lower revenues and to lower net income from discontinued operations, partially offset by higher comparative net finance income.

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Third Quarter MD&A - 2014

Quarterly Consolidated Results of Operations Information

(in thousands, except for per share data)	Three months ended
	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
	$	$	$	$
Revenues	—	—	—	—
Loss from operations	(9,843)	(8,410)	(8,195)	(7,972)
Net loss from continuing operations	(11,629)	(5,249)	(4,304)	(10,596)
Net loss	(11,337)	(5,024)	(4,356)	(8,243)
Net loss per share from continuing operations (basic and diluted)*	(0.20)	(0.09)	(0.08)	(0.28)
Net loss per share (basic and diluted)*	(0.20)	(0.09)	(0.08)	(0.22)

	Three months ended
	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
	$	$	$	$
Revenues	17	96	6,062	281
Loss from operations	(8,648)	(9,693)	(1,163)	(8,119)
Net (loss) income from continuing operations	(7,799)	(9,848)	1,003	(8,130)
Net income (loss)	3,842	9,330	1,886	(6,947)
Net (loss) income per share from continuing operations (basic and diluted)*	(0.26)	(0.39)	0.04	(0.34)
Net income (loss) per share (basic and diluted)*	0.13	0.37	0.07	(0.29)
_________________________

*
Net (loss) income per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net (loss) income per share amounts may not equal year-to-date net (loss) income per share.

Historical quarterly results of operations and net (loss) income from continuing operations cannot be taken as reflective of recurring revenue or expenditure patterns or of predictable trends, largely given the non-recurring nature of certain components of our historical revenues due most notably to the accelerated recognition of upfront payments and to unpredictable quarterly variations attributable to our net finance income (costs), which in turn are comprised of the impact of the periodic "mark-to-market" revaluation of our warrant liability and of foreign exchange gains and losses. Additionally, our net R&D costs historically have varied on a quarter-over-quarter basis due to the ramping up or winding down of potential product candidate activities, which in turn are dependent upon a number of factors that often do not occur on a linear or predictable basis.
In addition to the items referred to above, our net (loss) income also has been impacted by net variations attributable to the Cetrotide® Business, which, as discussed above, has been presented on a retrospective basis within discontinued operations.

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Third Quarter MD&A - 2014

Condensed Interim Consolidated Statement of Financial Position Information

	As at September 30,	As at December 31,
(in thousands)	2014	2013
	$	$
Cash and cash equivalents[1]	41,952	43,202
Trade and other receivables and other current assets	2,124	2,453
Restricted cash equivalents	794	865
Property, plant and equipment	705	1,351
Other non-current assets	9,942	11,325
Total assets	55,517	59,196
Payables and other current liabilities[2]	7,364	7,242
Warrant liability	22,304	18,010
Non-financial non-current liabilities[3]	18,445	16,880
Total liabilities	48,113	42,132
Shareholders' equity	7,404	17,064
Total liabilities and shareholders' equity	55,517	59,196
_________________________
1    Of which approximately $5.7 million was denominated in EUR as at September 30, 2014.

[2]	Of which approximately $1.6 million is related to a provision for restructuring costs.
3    Comprised mainly of employee future benefits and provisions for onerous contracts.

The decrease in cash and cash equivalents as at September 30, 2014, as compared to December 31, 2013, is due to variations in components of our working capital and to recurring disbursements, as well as to the effect of exchange rate fluctuations, partially offset by the receipt of net proceeds of $12.2 million, pursuant to our public offering of 11.0 million units, each of which was comprised of one common share and 0.8 of a warrant to purchase one common share (the "January 2014 Offering"), of $9.8 million pursuant to drawdowns made under the May 2014 ATM Program and of $0.3 million pursuant to drawdowns made under a previous ATM sales agreement program, entered into in May 2013 and discontinued in connection with the implementation of the May 2014 ATM Program.
The decrease in other non-current assets as at September 30, 2014, as compared to December 31, 2013, is primarily due to the lower comparative exchange rate of the euro against the US dollar, which weakened from December 31, 2013 to September 30, 2014. The decrease is also due to the net reduction in the carrying value of our identifiable intangible assets, for which we recognized an impairment loss of approximately $0.2 million, pursuant to implementation of the Resource Optimization Program, discussed above.
The increase in payables and other current liabilities as at September 30, 2014, as compared to December 31, 2013, is mainly due to the recording of a provision for restructuring costs related to the Resource Optimization Program, discussed above, partially offset by lower comparative trade accounts payable balances related to the Cetrotide® Business.
Our warrant liability increased from December 31, 2013 to September 30, 2014 predominantly due to the issuance of 8.8 million additional share purchase warrants in connection with the January 2014 Offering, which initially increased our warrant liability by $8.5 million. The increase was partly offset by net fair value gains of $4.2 million, which were recorded pursuant to our periodic "mark-to-market" revaluation of the underlying outstanding share purchase warrants.
The increase in non-financial non-current liabilities as at September 30, 2014, as compared to December 31, 2013, is mainly due to the increase of $1.8 million in our pension-related employee benefit obligation (due predominantly to the recording of an actuarial loss subsequent to the adjustment of the discount rate assumption from 3.37%, which had been applied as at December 31, 2013, to 2.2% as at September 30, 2014). This adjustment was deemed necessary due to changes in the European economic environment.

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Third Quarter MD&A - 2014

The decrease in shareholders' equity as at September 30, 2014, as compared to December 31, 2013, is mainly attributable to the increase in our deficit due to the recording of net loss and actuarial loss on pension-related employee benefit obligation, partly offset by the increase in our share capital following the issuance of common shares pursuant to equity transactions discussed above.
Financial Liabilities, Obligations and Commitments
We have certain contractual lease obligation commitments. Expected future minimum lease payments and future minimum sublease receipts under non-cancellable operating leases (subleases) are as follows:

	As at September 30, 2014
(in thousands)	Minimum lease payments	Minimum sublease receipts	Utilities
	$	$	$
Less than 1 year	1,784	(400)	589
1 – 3 years	1,691	(538)	264
4 – 5 years	464	(75)	19
Total	3,939	(1,013)	872

Outstanding Share Data
As at November 4, 2014, we had 65,509,077 common shares issued and outstanding, as well as 2,842,298 stock options outstanding. Warrants outstanding as at November 4, 2014 represented a total of 28,785,189 equivalent common shares.
Capital Disclosures
Our objective in managing capital, consisting of shareholders' equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D activities, selling, general and administrative expenses, working capital and capital expenditures.
In the past, we have had access to liquidity through non-dilutive sources, including investment tax credits and grants, interest income, licensing and related services and royalties. Over the past several years, we have increasingly raised capital via public equity offerings and drawdowns under various ATM sales programs.
Our capital management objective remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development portfolio and to pursue appropriate commercial opportunities as they may arise.
We are not subject to any capital requirements imposed by any regulators or by any other external source.
Liquidity, Cash Flows and Capital Resources
Our operations and capital expenditures have been financed through certain transactions impacting our cash flows from operating activities, public equity offerings, as well as from the drawdowns under various ATM programs.
Based on our assessment, which took into account current cash levels, as well as our strategic plan and corresponding budgets and forecasts, we believe that we have sufficient liquidity and financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the statement of financial position date of September 30, 2014.
We may endeavour to secure additional financing, as required, through strategic alliance arrangements or through other activities, as well as via the issuance of new share capital.

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Third Quarter MD&A - 2014

The variations in our liquidity by activity are explained below.

(in thousands)	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	$	$	$	$
Cash and cash equivalents - Beginning of period	39,553	25,339	43,202	39,521
Cash flows from operating activities:
Cash used in operating activities from continuing operations	(6,432)	(6,743)	(22,111)	(23,947)
Cash (used in) provided by operating activities from discontinued operations	(117)	(1,638)	(388)	525
	(6,549)	(8,381)	(22,499)	(23,422)
Cash flows from financing activities:
Net proceeds from issuance of common shares and warrants	9,837	7,488	22,283	8,913
	9,837	7,488	22,283	8,913

Cash flows from investing activities:
Net cash used in investing activities from continuing operations	(18)	(12)	(57)	(64)
	(18)	(12)	(57)	(64)

Effect of exchange rate changes on cash and cash equivalents	(871)	395	(977)	(119)
Cash and cash equivalents - End of period	41,952	24,829	41,952	24,829

Operating Activities
Cash used in operating activities totalled $6.5 million and $22.5 million for the three-month and nine-month periods ended September 30, 2014, respectively, compared to $8.4 million and $23.4 million for the same periods in 2013. The decrease in cash used in operating activities for the three-month period ended September 30, 2014 as compared to the same period in 2013 is mainly due to the variations associated with our discontinued operations, following the transfer of the Cetrotide® Business in the fourth quarter of 2013, as discussed above.
We expect net cash used in operating activities to increase in the fourth quarter of 2014, as compared to the third quarter of 2014, mainly as we continue to invest in our ZoptEC Phase 3 program and related substudies, as we carry out initiatives related to Macrilen™ and the co-promotion of EstroGel® and as we continue making severance payments in connection with the Resource Optimization Program. This guidance may vary significantly in future periods, most notably in light of ongoing business development initiatives, as discussed further below.
Financing Activities
Cash flows provided by financing activities were $9.8 million and $22.3 million for the three-month and nine-month periods ended September 30, 2014, respectively, compared to $7.5 million and $8.9 million for the same periods in 2013. The increase for the three-month and nine-month periods ended September 30, 2014, as compared to the same periods in 2013 is due to higher net proceeds received from the issuance of common shares and warrants.

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Critical Accounting Policies, Estimates and Judgments
The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated financial statements are prepared.
Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that our consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of our condensed interim consolidated financial statements were the same as those that applied to our annual consolidated financial statements as at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011, except as pertaining to the valuation of our accrued pension benefit obligation, to which we applied an adjusted discount rate assumption as at September 30, 2014, as noted above, and to the estimate of our provision for restructuring costs.
Recent Accounting Pronouncements
Adopted in 2014
The following new standards and amendments to standards are effective for the first time for interim periods beginning on or after January 1, 2014 and have been applied in preparing our condensed interim consolidated financial statements. The accounting policies have been applied consistently by all subsidiaries of the Company.
In May 2013, the IASB made amendments to the disclosure requirements of IAS 36, Impairment of Assets, requiring disclosure, in certain instances, of the recoverable amount of an asset or cash-generating unit, and the basis for the determination of fair value less costs of disposal, when an impairment loss is recognized or when an impairment loss is subsequently reversed.
In May 2013, the IFRS Interpretations Committee ("IFRIC") issued International Financial Reporting Standard Interpretation 21, Levies ("IFRIC 21"), an interpretation on the accounting for levies imposed by governments. IFRIC 21 is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"). IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.
The adoption of these standards and amendments did not have a significant impact on our condensed interim consolidated financial statements.
Not yet adopted
The final version of IFRS 9, Financial instruments ("IFRS 9"), was issued by the IASB in July 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces a model for classification and measurement, a single, forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. The new single, principle-based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of an entities' own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity's own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9, which is to be applied retrospectively, is effective for annual periods beginning on or after January 1, 2018 and is available for early adoption. In addition, an entity's own credit risk changes can be applied early in isolation without otherwise changing the accounting for financial instruments. We are currently assessing the impact, if any, that this new standard will have on our consolidated financial statements.

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Third Quarter MD&A - 2014

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. The objective of this new standard is to provide a single, comprehensive revenue recognition framework for all contracts with customers to improve comparability of financial statements of companies globally. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2017. We are currently assessing the impact that this new standard may have on our consolidated financial statements.
Outlook for the remainder of 2014
Macrilen™
Throughout the remainder of 2014, we expect to continue to advance the pre-launch activities related to the commercialization of Macrilen™ for the evaluation of AGHD in the US market. As noted above, our NDA is currently under substantive review by the FDA with a decision expected imminently. Subject to the successful review and acceptance of our NDA, we expect to make Macrilen™ available by prescription in the US as soon as commercially practicable following final regulatory approval.
Pre-launch activities expected to be carried out throughout the remainder of 2014 include, but are not limited to: additional market research and analysis; estimation of sales volumes and consideration of distribution channels; engagement in brand management and product awareness initiatives; analysis of access, reimbursement and payer strategies; and implementation of compliance and risk management.
We will continue to implement plans to build a commercial infrastructure necessary to access the physicians who perform the majority of AGHD tests (endocrinologists) along with the major centers of AGHD influence. Commercial activities will include the continuous training of our recently implemented US sales force as well as certain marketing staff in order to enhance our outreach to endocrinology specialists of AGHD.
To date, we have established agreements with a contract manufacturer for the commercial supply of the product, with a contract sales organization for the deployment of our sales force, as discussed above, and we expect to contract with a third-party logistics provider for key services related to distribution, logistics, warehousing and inventory management. We also continued to refine our commercial plan surrounding the potential launch of Macrilen™ regarding issues such as cost of goods, packaging, manufacturing, distribution network and reimbursement. We also have contracted with a specialized third-party firm to coordinate the implementation of our marketing strategy.
We also will continue to evaluate the potential to commercialize Macrilen™ in other geographic territories, including Canada and Europe, as well as in other indications, including the evaluation of PGHD.
Zoptarelin doxorubicin
With regards to our Phase 3 ZoptEC study with Ergomed, we will continue to monitor patient enrollment in North America, Europe and Israel, such that we are able to secure a first interim analysis for the Phase 3 ZoptEC study during the first half of 2015.
Co-promotion Agreement with Ascend for EstroGel®
Having formally engaged our contracted sales force of about 20 sales representatives for the field selling of Estrogel® in our agreed-upon US territories, we expect our sales force will start co-promotion coverage during the week of November 17, 2014.
Expectations for revenues, operating expenditures and cash flows
Our revenue expectations for 2014 remain largely unchanged as compared to previously announced guidance. We currently do not expect to record any revenues throughout the remainder of the current year, primarily given the transfer of the Cetrotide® Business, completed in October 2013. Any post-transition-related revenues related to our former Cetrotide® Business will continue to be presented within discontinued operations in our consolidated statement of comprehensive (loss) income.

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Third Quarter MD&A - 2014

Further, despite our having entered into the Co-promotion Agreement with Ascend, discussed above, we currently do not expect to generate any sales commissions revenue during the initial months of the arrangement (i.e. throughout the remainder of 2014), largely due to the need to initiate sales coverage in the agreed-upon territories and begin to exceed certain minimum thresholds over which we are entitled to receive sales commissions.
As discussed above, our revised R&D costs expectation for the year ended December 31, 2014 is now between $24 million and $26 million, as we continue to anticipate substantial investment to fund ongoing development initiatives, although slightly lower than our previously given range, and to implement the Resource Optimization Program. Additionally, as noted above, implementation of the Resource Optimization Program is expected to result in the termination of 31 employees over a period of approximately 12 months. Most of the affected employees will continue to provide services to the Company over an agreed-upon notice period. However, upon completed implementation of the Resource Optimization Program in 2015, we expect to realize annualized R&D cost savings of approximately $2.3 million, commencing in 2015. Our net R&D cost estimates may be revised in future periods as we continue to advance R&D development and as new information becomes available.
As noted above, our main focus for R&D efforts will be on our later-stage compound, zoptarelin doxorubicin and its Phase 3 ZoptEC study. For earlier-stage initiatives and product candidates, we expect to recover certain R&D costs through R&D credits or other collaboration agreements.
Our SG&A expenses are expected to increase in 2014 as compared to 2013, largely due to the earlier-than-expected progressive establishment and ramping up of our marketing infrastructure in connection with the Co-promotion Agreement and to pre-commercialization activities associated with Macrilen™.
Excluding any foreign exchange impacts, we now expect that our overall operating cash burn in 2014 will range from $34 million to $36 million, which is slightly lower than our previously given range of $35 million to $37 million, as we expect R&D disbursements related to our Phase 3 ZoptEC trial will be lower than estimated for the year ended December 31, 2014.
Business development initiatives
With our focus to become a growth-oriented, commercially operating specialty biopharmaceutical company, and in addition to our commitment to developing key product candidates in our existing pipeline, we expect to continue to evaluate potential in-licensing and/or acquisition opportunities, as well as additional co-promotional arrangements related to targeted commercial products.
Financial Risk Factors and Other Instruments
Fair value risk
As noted above, the change in our warrant liability, which is measured at fair value through profit or loss, results from the periodic "mark-to-market" revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes valuation is impacted, among other inputs, by the market price of our common shares. As a result, the change in fair value of the warrant liability, which is reported as finance (cost) income in our condensed interim consolidated statements of comprehensive (loss) income, has been and may continue in future periods to be materially affected by changes in our common share closing price, which has ranged from $1.05 to $1.50 on the NASDAQ during the nine-month period ended September 30, 2014.
If variations in the market price of our common shares of -10% and +10% were to occur, the impact on our net loss for the warrant liability held at September 30, 2014 would be as follows:

(in thousands)	Carrying amount	-10%	+10%
	$	$	$
Warrant liability	22,304	2,903	(2,962)
Total impact on net loss – decrease / (increase)		2,903	(2,962)

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Foreign currency risk
Since we operate internationally, we are exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US dollar exchange rates against the EUR could have a significant impact on our results of operations.
If foreign exchange rate variations of -5% (depreciation of the EUR) and +5% (appreciation of the EUR) against the US$, from period-end rates of EUR1 = US$1.2630 were to occur, the impact on our net loss for each category of financial instruments held at September 30, 2014 would be as follows:

		Balances denominated in US$
(in thousands)	Carrying amount	-5%	+5%
	$	$	$
Cash and cash equivalents	31,124	1,556	(1,556)
Warrant liability	22,304	(1,115)	1,115
Total impact on net loss – decrease / (increase)		441	(441)

Liquidity risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due. We manage this risk through the management of our capital structure and by continuously monitoring actual and projected cash flows. Our Board of Directors reviews and approves our operating and capital budgets, as well as any material transactions out of the ordinary course of business. We have adopted an investment policy in respect of the safety and preservation of our capital to ensure our liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
We believe that we have sufficient funds to pay our ongoing general and administrative expenses, to pursue our R&D activities and to meet our obligations and existing commitments as they fall due for the ensuing twelve months. In making this assessment, we took into account all available information about the future, which is at least, but not limited to, twelve months from the end of the most recent reporting period. We expect to continue to incur operating losses and may require significant capital to fulfill our future obligations. Our ability to continue future operations beyond September 30, 2015 and to fund our activities is dependent on our ability to secure additional funding, which may be completed in a number of ways, including but not limited to licensing arrangements, partnerships, share and other equity and potentially debt issuances and other financing activities. We will pursue such additional sources of financing when required, and while we have been successful in securing financing in the past, there can be no assurance we will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to us.
Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We regularly monitor credit risk exposure and take steps to mitigate the likelihood of this exposure resulting in losses. Our exposure to credit risk currently relates to cash and cash equivalents, to trade and other receivables and to restricted cash equivalents. We invest our available cash in amounts that are readily convertible to known amounts of cash and deposit our cash balances with financial institutions that are rated the equivalent of "Baa1" and above. This information is supplied by independent rating agencies where available and, if not available, we use publicly available financial information to ensure that we invest our cash in creditworthy and reputable financial institutions.
As at September 30, 2014, trade accounts receivable for an amount of approximately $1.1 million were with one counterparty.
As at September 30, 2014, no trade accounts receivable were past due or impaired.

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Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.
The maximum exposure to credit risk approximates the amount recognized on our condensed interim consolidated statement of financial position.
Related Party Transactions and Off-Balance Sheet Arrangements
In addition to recurring payments made to members of our key management team, during the nine-month period ended September 30, 2014, we incurred $38,000 in professional fees for services rendered by one of the members of the Company's Board of Directors in connection with special tasks mandated by our Nominating, Corporate Governance and Compensation Committee.
As at September 30, 2014, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.
Risk Factors and Uncertainties
Risks Associated with Operations

▪	Many of our products are currently at an early development stage. It is impossible to ensure that the R&D activities related to these products will result in the creation of profitable operations.

▪
We are currently developing our product candidates based on R&D activities, preclinical testing and clinical trials conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products successfully and on a timely basis, we may become non-competitive and unable to recover the R&D and other expenses we incur to develop and test new products. Additionally, if we are unable to successfully complete our clinical trial programs, or if such clinical trials take longer to complete than we project, our ability to execute our current business strategy will be adversely affected.

▪
Even if our products are approved for commercialization, they may not be successful in the marketplace. Market acceptance of any of our products will depend on a number of factors including, but not limited to: demonstration of clinical efficacy and safety; the prevalence and severity of any adverse side effects; limitations or warnings contained in the product's approved labeling; availability of alternative treatments for the indications we target; the advantages and disadvantages of our products relative to current or alternative treatments; the availability of acceptable pricing and adequate third-party reimbursement; and the effectiveness of marketing and distribution methods for the products. If our products do not gain market acceptance among physicians, patients, healthcare payers and others in the medical community, who may not accept or utilize our products, our ability to generate significant revenues from our products would be limited and our financial condition could be materially adversely affected. In addition, if we fail to penetrate our core markets and existing geographic markets or successfully expand our business into new markets, the growth in sales of our products, along with our operating results, could be negatively impacted.

▪
We rely heavily on our proprietary information in developing and manufacturing our products and product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain or use our proprietary information or technologies. If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

▪
We are currently dependent on certain strategic relationships with third parties and may enter into future collaborations for the research and development of our product candidates. Our arrangements with these third parties may not provide us with the benefits we expect and may expose us to a number of risks. We are dependent on, and rely upon, third parties to perform various functions related to our business, including, but not limited to, the research and development of some of our product candidates. Our reliance on these relationships poses a number of risks. We may not realize the contemplated benefits of such agreements nor can we be certain that any of these parties will fulfill their obligations in a manner which maximizes our revenue. These arrangements may also require us to transfer certain material rights or issue our equity, voting or other securities to corporate partners, licensees and others. Any license or sublicense of our commercial rights may reduce our product revenue.

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▪
We will rely on third parties to manufacture and supply marketed products. We also have or may have certain supply obligations vis-à-vis our existing and potential licensing partners, who are or will be responsible for the marketing of the products. To be successful, our products have to be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative suppliers to ensure a constant supply at all times, we cannot guarantee that we will not experience supply shortfalls and, in such event, we may not be able to perform our obligations under contracts with our partners.

▪
We have incurred, and expect to continue to incur, substantial expenses in our efforts to develop and market products. Consequently, we have incurred recurrent operating losses, and our operating losses have adversely impacted, and will continue to adversely impact, our working capital, total assets, operating cash flows and shareholders' equity. We do not expect to reach operating profitability in the immediate future, and our operating expenses are likely to continue to represent a significant component of our overall cost profile as we continue our R&D and clinical study programs, seek regulatory approval for our product candidates and carry out sales and marketing activities. Even if we succeed in developing, acquiring or in-licensing new commercial products, we could incur additional operating losses for at least the next several years. If we do not ultimately generate sufficient revenue from commercialized products and achieve or maintain operating profitability, an investment in our company could result in a significant or total loss.

▪
In connection with our strategy to further transform the Company into a commercially operating specialty biopharmaceutical organization, we may enter into commercial arrangements with third parties, including but not limited to co-promotion, acquisition or in-licensing agreements, in efforts to establish and expand our commercial revenue base. We can provide no assurance that we will be able to identify potential product candidates or strategic commercial partners or, if we identify such product candidates or partners, that any related commercial arrangements will be consummated on terms that are favorable to us. To the extent that we are successful in entering into any strategic commercial arrangements or acquisition or in-licensing agreements with third parties, we cannot provide any assurance that any resulting initiatives or activities will be successful. To the extent that any related investments in such arrangements do not yield the expected benefits, our business, financial condition and results of operations may be materially adversely affected.

▪
Future acquisitions or in-licensed products may not be successfully integrated. The failure to successfully integrate the personnel and operations of businesses that we may acquire or of products that we may in-license in the future with our existing operations, business and products could have a material adverse effect on our operations and results.

Risks Related to Our Financial Condition and Capital Requirements

▪
We may require significant additional financing, and we may not have access to sufficient capital. We may require additional capital to pursue planned clinical trials, regulatory approvals, as well as further R&D and marketing efforts for our product candidates and potential products. We may attempt to raise additional funds through public or private financings, collaborations with other pharmaceutical companies or from other sources. Additional funding may not be available on terms which are acceptable to us. If adequate funding is not available to us on reasonable terms, we may need to delay, reduce or eliminate one or more of our product development programs or obtain funds on terms less favorable than we would otherwise accept. To the extent that additional capital is raised through the sale of equity securities or securities convertible into or exchangeable for equity securities, the issuance of those securities could result in dilution to our shareholders. Moreover, the incurrence of debt financing or the issuance of dividend-paying preferred shares could result in a substantial portion of our future cash flows being dedicated to the payment of principal and interest on such indebtedness or the payment of dividends on such preferred shares and could impose restrictions on our operations, and could render us more vulnerable to competitive pressures and economic downturns.

▪
We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk, and therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with companies operating in foreign, non-euro zone countries, we are more exposed to foreign currency risk. Additionally, given that we have significant balances held in US dollars, fluctuations in the US dollar exchange rate against the euro could have a potentially significant impact on our results of operations and on our available liquidity.

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Risks Associated with Regulatory Matters

▪
We will only receive regulatory approval for a product candidate if we can demonstrate in carefully designed and conducted clinical trials that the product candidate is both safe and effective. None of our current product candidates have to date received regulatory approval for their intended commercial sale. In general, significant R&D and clinical studies are required to demonstrate the safety and efficacy of our product candidates before we can submit regulatory applications. Preclinical testing and clinical development are long, expensive and uncertain processes. Though we may engage a contract research organization with experience in conducting regulatory trials, errors in the conduct, monitoring and/or auditing could invalidate the results from a regulatory perspective. Even if a product candidate is approved by the FDA, the Canadian Therapeutic Products Directorate or any other regulatory authority, we may not obtain approval for an indication whose market is large enough to recover our investment in that product candidate. In addition, there can be no assurance that we will ever obtain all or any required regulatory approvals for any of our product candidates.

▪
We have limited experience in filing an NDA, or similar application for approval in the US or in any country for our current product candidates, which may result in a delay in, or the rejection of, our filing of an NDA or similar application. During the drug development process, regulatory agencies will typically ask questions of drug sponsors. While we endeavor to answer all such questions in a timely fashion, or in the NDA filing, some questions may not be answered by the time we file our NDA. Unless the FDA waives the requirement to answer any such unanswered questions, submission of an NDA may be delayed and acceptance of an NDA may ultimately be rejected.

Risks Related to Our Organizational Structure and Key Personnel

▪
Aeterna Zentaris Inc. is a holding company, and a substantial portion of our non-cash assets is the share capital of our subsidiaries. Because Aeterna Zentaris Inc. is a holding company, our obligations to our creditors are structurally subordinated to all existing and future liabilities of our subsidiaries. Our rights and the rights of our creditors to participate in any distribution of the assets of any subsidiary in the event that such a subsidiary were to be liquidated or reorganized or in the event of any bankruptcy or insolvency proceeding relating to or involving such a subsidiary, and therefore the rights of the holders of our common shares to participate in those assets, are subject to the prior claims of such subsidiary's creditors. To the extent that we may be a creditor with recognized claims against any such subsidiary, our claims would still be subject to the prior claims of our subsidiary's creditors to the extent that they are secured or senior to those held by us. Accordingly, in the event of any foreclosure, dissolution, winding-up, liquidation or reorganization, or a bankruptcy or insolvency proceeding relating to us or our property, or any subsidiary, there can be no assurance as to the value, if any, that would be available to holders of our common shares.

▪
Our success is also dependent upon our ability to attract and retain a highly qualified work force and to establish and maintain close relations with research centers. The competition in that regard is quite significant. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Risks Related to Our Listing on the NASDAQ and the TSX

▪
There can be no assurance that our common shares will remain listed on the NASDAQ. If we fail to meet any of the NASDAQ's continued listing requirements, our common shares may be delisted. Any delisting of our common shares may adversely affect a shareholder's ability to dispose, or obtain quotations as to the market value, of such shares.

▪
The market price of our common shares is subject to potentially significant fluctuations due to numerous developments directly affecting our business and by developments out of our control or unrelated to us. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the biopharmaceutical industry can fluctuate dramatically in ways unrelated to, or in ways that bear a disproportionate relationship to, operating performance. Our share price and trading volume may fluctuate based on a number of factors including, but not limited to: clinical and regulatory developments regarding our product candidates; delays in our anticipated development or commercialization timelines; developments regarding current or future third-party collaborators; other announcements by us regarding technological, product development or other matters; arrivals or departures of key personnel; governmental or regulatory action affecting our product candidates and our competitors' products in the US, Canada and other countries; developments or disputes concerning patent or proprietary

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Third Quarter MD&A - 2014

rights; actual or anticipated fluctuations in our revenues or expenses; general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and economic conditions in the US, Canada or abroad.

▪
Our listing on both the NASDAQ and the TSX may increase price volatility due to various factors, including different ability to buy or sell our common shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of our common shares. A thin trading market could cause the price of our common shares to fluctuate significantly more than the stock market as a whole.

A more comprehensive list of the risks and uncertainties affecting us can be found in our most recent Annual Report on Form 20-F filed with the Canadian Securities Regulatory Authorities in lieu of an annual information form at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov, and investors are urged to consult such risk factors.
Changes in Internal Controls over Financial Reporting
There have been no changes in our internal control over financial reporting during the three-month period ended September 30, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, in May 2013, the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") released an updated Internal Control - Integrated Framework: 2013. The Company currently uses the COSO 1992 original framework and will transition to the updated framework during the transition period through December 15, 2014, after which the 1992 framework will be superseded. Management completed its assessment of the potential impact of this transition and has concluded that no significant changes to the Company's internal controls over financial reporting will result therefrom.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.
On behalf of management,

/s/ Dennis Turpin
Dennis Turpin, CPA, CA
Senior Vice President and Chief Financial Officer
November 4, 2014

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Condensed Interim Consolidated Financial Statements
(Unaudited)

Aeterna Zentaris Inc.

As at September 30, 2014 and for the three-month and nine-month periods ended
September 30, 2014 and 2013
(presented in thousands of US dollars)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Financial Statements
(Unaudited)
As at September 30, 2014 and for the three-month and nine-month periods ended September 30, 2014 and 2013

Condensed Interim Consolidated Statements of Financial Position	3
Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Deficiency)	4
Condensed Interim Consolidated Statements of Comprehensive (Loss) Income	5
Condensed Interim Consolidated Statements of Cash Flows	6
Notes to Condensed Interim Consolidated Financial Statements	7

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Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Financial Position
(in thousands of US dollars)

(Unaudited)	September 30, 2014	December 31, 2013
	$	$
ASSETS
Current assets
Cash and cash equivalents (note 5)	41,952	43,202
Trade and other receivables	1,615	1,953
Prepaid expenses and other current assets	509	500
	44,076	45,655
Restricted cash equivalents	794	865
Property, plant and equipment	705	1,351
Other non-current assets	484	725
Identifiable intangible assets	391	708
Goodwill	9,067	9,892
	55,517	59,196
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 6)	5,743	7,242
Provision for restructuring costs (note 7)	1,621	—
	7,364	7,242
Warrant liability (note 8)	22,304	18,010
Employee future benefits (note 9)	17,190	15,407
Provisions and other non-current liabilities	1,255	1,473
	48,113	42,132
SHAREHOLDERS' EQUITY
Share capital (note 10)	148,502	134,101
Other capital	86,413	86,107
Deficit	(227,811)	(203,925)
Accumulated other comprehensive income	300	781
	7,404	17,064
	55,517	59,196
Basis of preparation (note 1)
Subsequent events (note 18)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.
Approved by the Board of Directors

/s/ David A. Dodd	/s/ Gérard Limoges
David A. Dodd Chairman of the Board	Gérard Limoges Director

(3)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Deficiency)
For the nine-month periods ended September 30, 2014 and 2013
(in thousands of US dollars, except share data)

(Unaudited)	Common shares (number of)[1]	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2014	45,312,009	134,101	86,107	(203,925)	781	17,064
Net loss		—	—	(20,717)	—	(20,717)
Other comprehensive loss:
Actuarial loss on defined benefit plans (note 9)		—	—	(3,169)	—	(3,169)
Foreign currency translation adjustments		—	—	—	(481)	(481)
Comprehensive loss		—	—	(23,886)	(481)	(24,367)
Share issuance in connection with a public offering (note 10)	11,000,000	4,340	—	—	—	4,340
Share issuances in connection with "At-the-Market" drawdowns (note 10)	7,597,985	10,061	—	—	—	10,061
Share-based compensation costs		—	306	—	—	306
Balance - September 30, 2014	63,909,994	148,502	86,413	(227,811)	300	7,404

(Unaudited)	Common shares (number of)[1]	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2013	25,393,288	122,791	83,892	(213,086)	(292)	(6,695)
Net income		—	—	15,058	—	15,058
Other comprehensive income:
Foreign currency translation adjustments		—	—	—	649	649
Comprehensive income		—	—	15,058	649	15,707
Share issuances in connection with a registered direct offering	5,200,000	4,615	—	—	—	4,615
Share issuances in connection with "At-the-Market" drawdowns	994,535	1,779	—	—	—	1,779
Share-based compensation costs		—	2,192	—	—	2,192
Balance - September 30, 2013	31,587,823	129,185	86,084	(198,028)	357	17,598
_________________________
1    Issued and paid in full.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(4)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Comprehensive (Loss) Income
For the three-month and nine-month periods ended September 30, 2014 and 2013
(in thousands of US dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
(Unaudited)	2014	2013	2014	2013
	$	$	$	$
Revenues
Sales and royalties	—	—	—	96
License fees and other	—	17	—	6,079
	—	17	—	6,175
Operating expenses
Cost of sales	—	—	—	51
Research and development costs, net of refundable tax credits and grants	6,142	6,230	17,434	15,939
Selling, general and administrative expenses	3,701	2,435	9,014	9,689
	9,843	8,665	26,448	25,679
Loss from operations	(9,843)	(8,648)	(26,448)	(19,504)
Finance income (note 12)	1,091	1,384	5,266	3,567
Finance costs (note 12)	(2,877)	(535)	—	(707)
Net finance (costs) income	(1,786)	849	5,266	2,860
Net loss from continuing operations	(11,629)	(7,799)	(21,182)	(16,644)
Net income from discontinued operations (note 4)	292	11,641	465	31,702
Net (loss) income	(11,337)	3,842	(20,717)	15,058
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(387)	550	(481)	649
Items that will not be reclassified to profit or loss:
Actuarial loss on defined benefit plans (note 9)	(1,099)	—	(3,169)	—
Comprehensive (loss) income	(12,823)	4,392	(24,367)	15,707
Net loss per share (basic and diluted) from continuing operations (note 16)	(0.20)	(0.26)	(0.37)	(0.62)
Net income per share (basic and diluted) from discontinued operations (notes 4 and 16)	0.00	0.39	0.01	1.18
Net (loss) income per share (basic and diluted)	(0.20)	0.13	(0.36)	0.56
Weighted average number of shares outstanding (notes 10 and 16):
Basic and diluted	59,163,710	29,627,222	56,881,919	26,848,668

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(5)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Cash Flows
For the three-month and nine-month periods ended September 30, 2014 and 2013
(in thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
(Unaudited)	2014	2013	2014	2013
	$	$	$	$
Cash flows from operating activities
Net loss from continuing operations	(11,629)	(7,799)	(21,182)	(16,644)
Items not affecting cash and cash equivalents:
Change in fair value of warrant liability (note 8)	2,877	(1,349)	(4,193)	(3,447)
Provision for restructuring costs (note 7)	1,852	—	1,852	—
Depreciation, amortization and impairment	105	230	909	713
Share-based compensation costs	184	402	284	2,203
Employee future benefits (note 9)	148	182	467	543
Amortization of deferred revenues	—	—	—	(6,046)
Foreign exchange (gain) loss on items denominated in foreign currencies	(437)	448	(488)	556
Amortization of prepaid expenses and other non-cash items	349	2,682	1,822	5,536
Transaction costs allocated to warrants issued (note 10)	—	—	666	—
Changes in operating assets and liabilities (note 13)	119	(1,539)	(2,248)	(7,361)
Net cash (used in) provided by operating activities of discontinued operations (note 4)	(117)	(1,638)	(388)	525
Net cash used in operating activities	(6,549)	(8,381)	(22,499)	(23,422)
Cash flows from financing activities
Proceeds from issuances of common shares and warrants, net of cash transaction costs of $1,295 in 2014 (note 10) and $805 in 2013	9,837	7,488	22,283	8,913
Net cash provided by financing activities	9,837	7,488	22,283	8,913
Cash flows from investing activities
Purchases of property, plant and equipment	(18)	(12)	(57)	(64)
Net cash used in investing activities	(18)	(12)	(57)	(64)
Effect of exchange rate changes on cash and cash equivalents	(871)	395	(977)	(119)
Net change in cash and cash equivalents	2,399	(510)	(1,250)	(14,692)
Cash and cash equivalents – Beginning of period	39,553	25,339	43,202	39,521
Cash and cash equivalents – End of period	41,952	24,829	41,952	24,829
Cash and cash equivalents components:
Cash	9,371	6,124	9,371	6,124
Cash equivalents	32,581	18,705	32,581	18,705
	41,952	24,829	41,952	24,829

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(6)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2014 and for the three-month and nine-month periods ended September 30, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1	Basis of preparation
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with Aeterna Zentaris Inc.'s ("Aeterna Zentaris" or the "Company") annual consolidated financial statements as at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011, which have been prepared in accordance with IFRS, as issued by the IASB.
The accounting policies adopted in these condensed interim consolidated financial statements are consistent with those of the previous financial year, except as discussed in note 3 – Recent accounting pronouncements.
These condensed interim consolidated financial statements were approved by the Company's Board of Directors on November 4, 2014.
These condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for the warrant liability, which is measured at fair value through profit or loss ("FVTPL").

2	Critical accounting estimates and judgments
The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company's assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company's condensed interim consolidated financial statements are prepared.
Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of our condensed interim consolidated financial statements were the same as those that applied to the Company's annual consolidated financial statements as at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011, except as disclosed in note 7 – Restructuring. See also note 9 – Employee future benefits.

3	Recent accounting pronouncements
Adopted in 2014
The following new standards and amendments to standards are effective for the first time for interim periods beginning on or after January 1, 2014 and have been applied in preparing these condensed interim consolidated financial statements. The accounting policies have been applied consistently by all subsidiaries of the Company.
In May 2013, the IASB made amendments to the disclosure requirements of IAS 36, Impairment of Assets, requiring disclosure, in certain instances, of the recoverable amount of an asset or cash-generating unit, and the basis for the determination of fair value less costs of disposal, when an impairment loss is recognized or when an impairment loss is subsequently reversed.

(7)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2014 and for the three-month and nine-month periods ended September 30, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

In May 2013, the IFRS Interpretations Committee ("IFRIC") issued International Financial Reporting Standard Interpretation 21, Levies ("IFRIC 21"), an interpretation on the accounting for levies imposed by governments. IFRIC 21 is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"). IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.
The adoption of these standards and amendments did not have a significant impact on the Company's condensed interim consolidated financial statements.
Not yet adopted
The final version of IFRS 9, Financial instruments ("IFRS 9"), was issued by the IASB in July 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces a model for classification and measurement, a single, forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. The new single, principle-based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of an entity's own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity's own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9, which is to be applied retrospectively, is effective for annual periods beginning on or after January 1, 2018 and is available for early adoption. In addition, an entity's own credit risk changes can be applied early in isolation without otherwise changing the accounting for financial instruments. The Company is currently assessing the impact, if any, that this new standard will have on the Company's consolidated financial statements.
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. The objective of this new standard is to provide a single, comprehensive revenue recognition framework for all contracts with customers to improve comparability of financial statements of companies globally. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2017. The Company is currently assessing the impact that this new standard may have on the Company's consolidated financial statements.

4	Discontinued operations
On April 3, 2013, the Company entered into a transfer and service agreement and concurrent agreements with various partners and licensees with respect to the manufacturing rights for Cetrotide®, currently marketed for therapeutic use as part of in vitro fertilization programs. The principal effect of these agreements was to transfer, effective October 1, 2013 (the "Closing Date"), the manufacturing rights for Cetrotide® and to grant a license to ARES Trading S.A. ("Merck Serono") for the manufacture, testing, assembling, packaging, storage and release of Cetrotide®, as well as related activities (collectively, the "Cetrotide® Business"), in all territories.
In accordance with the provisions of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, upon the transfer of substantially all of the risks and rewards associated with the Cetrotide® Business on the Closing Date, the Cetrotide® Business was classified as a discontinued operation. As such, relevant amounts in the condensed interim consolidated statements of comprehensive (loss) income and cash flows have been retroactively reclassified to reflect the Cetrotide® Business as a discontinued operation.

(8)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2014 and for the three-month and nine-month periods ended September 30, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Components of the Company's net income from discontinued operations are summarized below.

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	$	$	$	$
Revenues
Sales and royalties	—	20,834	—	60,698
License fees and other*	512	208	919	872
	512	21,042	919	61,570
Operating expenses
Cost of sales	—	8,860	—	26,931
Research and development costs, net of tax credits and grants	—	—	18	8
Selling, general and administrative expenses	220	541	436	2,929
	220	9,401	454	29,868
Net income from discontinued operations	292	11,641	465	31,702
_________________________
*    Includes revenues from certain transition services being provided to Merck Serono pursuant to the aforementioned agreements.

Components of the Company's net cash (used in) provided by operating activities of discontinued operations are summarized below.

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	$	$	$	$
Cash flows from operating activities:
Net income from discontinued operations	292	11,641	465	31,702
Items not affecting cash and cash equivalents:
Provision for onerous contracts	57	—	243	—
Depreciation and impairment	—	15	—	320
Amortization of deferred revenues	—	(12,068)	—	(33,631)
Other non-cash items	54	—	54	—
Changes in operating assets and liabilities:
Trade and other receivables	(557)	1,080	265	1,806
Inventory	—	717	—	1,108
Prepaid expenses and other current assets	—	189	—	35
Payables and accrued liabilities	122	(3,212)	(1,091)	(815)
Provisions and other non-current liabilities	(85)	—	(324)	—
Net cash (used in) provided by operating activities of discontinued operations	(117)	(1,638)	(388)	525

(9)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2014 and for the three-month and nine-month periods ended September 30, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

5	Cash and cash equivalents

	As at September 30,	As at December 31,
	2014	2013
	$	$
Cash on hand and balances with banks	9,371	27,877
Interest-bearing deposits with maturities of three months or less	32,581	15,325
	41,952	43,202
6    Payables and accrued liabilities

	As at September 30,	As at December 31,
	2014	2013
	$	$
Trade accounts payable	2,770	4,802
Accrued research and development costs	1,424	666
Salaries, employment taxes and benefits	464	402
Current portion of provisions	382	441
Other accrued liabilities	703	931
	5,743	7,242

7	Restructuring
On August 7, 2014, the Company's Nominating, Governance and Compensation Committee approved the Company's previously announced global resources optimization program (the "Resource Optimization Program"), which is being rolled out as part of a strategy to transition Aeterna Zentaris into a commercially operating specialty biopharmaceutical organization. The Resource Optimization Program, the goal of which is to streamline research and development ("R&D") activities and increase commercial operations and flexibility, is expected to result in the termination of 31 employees at the Company over a period of approximately 12 months.
Restructuring costs are recognized in the consolidated statement of comprehensive (loss) income when the Company has a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing the plan's main features to those affected by it.
Upon approval of the Resource Optimization Program, a provision for restructuring costs was recorded. Total restructuring costs associated with the Resource Optimization Program include severance payments and other directly related costs, and have been recorded as follows in the accompanying condensed consolidated statement of comprehensive (loss) income: $1,564,000 in R&D costs, and $288,000 in selling, general and administrative ("SG&A") expenses. This estimate may vary as a result of changes in the underlying assumptions applied thereto, including, but not limited to, the number of employees that will ultimately depart from the Company.

(10)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2014 and for the three-month and nine-month periods ended September 30, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The change in the Company's provision for restructuring costs can be summarized as follows:

Nine months ended September 30,
2014
$
Balance – Beginning of period	—
Provision recognized	1,852
Utilization of provision	(144)
Impact of foreign exchange rate changes	(87)
Balance – End of period	1,621

8	Warrant liability
The change in the Company's warrant liability can be summarized as follows:

Nine months ended September 30,
2014
$
Balance – Beginning of period	18,010
Share purchase warrants issued during the period (note 10)	8,487
Change in fair value of share purchase warrants	(4,193)
Balance – End of period	22,304
A summary of the activity related to the Company's share purchase warrants is provided below.

	Nine months ended September 30,			Year ended December 31,
	2014			2013
	Number	Weighted average exercise price		Number	Weighted average exercise price
Balance – Beginning of period	20,107,410	2.34		4,407,410	5.14
Issued	8,800,000	1.25	*	15,700,000	1.55
Balance – End of period	28,907,410	1.89		20,107,410	2.34
_________________________

*	As adjusted (see note 10 – Share capital).

(11)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2014 and for the three-month and nine-month periods ended September 30, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of warrants outstanding as at September 30, 2014. The Black-Scholes option pricing model uses "Level 2" inputs, as defined by IFRS 7, Financial Instruments: Disclosures.

	Number of equivalent shares	Market-value per share price ($)	Weighted average exercise price ($)		Risk-free annual interest rate (a)	Expected volatility (b)	Expected life (years) (c)	Expected dividend yield (d)
October 2009 Investor Warrants	122,221	1.34	7.50		0.13%	28.61%	0.06	0.00%
April 2010 Investor Warrants	740,737	1.34	9.00		0.16%	62.29%	1.06	0.00%
June 2010 Investor Warrants	530,424	1.34	8.24		0.13%	46.26%	0.73	0.00%
June 2010 Compensation Warrants	44,028	1.34	10.29		0.13%	39.65%	0.71	0.00%
October 2012 Investor Warrants	2,970,000	1.34	3.45		1.08%	92.80%	3.05	0.00%
July 2013 Warrants	2,600,000	1.34	1.85		1.36%	86.95%	3.83	0.00%
November 2013 Warrants	13,100,000	1.34	1.24	*	1.47%	85.29%	4.15	0.00%
January 2014 Warrants	8,800,000	1.34	1.25	*	1.52%	84.64%	4.29	0.00%
_________________________

(a)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.

(c)	Based upon time to expiry from the reporting period date.

(d)	The Company has not paid dividends nor intends to pay dividends in the foreseeable future.
* Subject to adjustment (see note 10 – Share capital).

9	Employee future benefits
The change in the Company's accrued benefit obligations can be summarized as follows:

	Nine months ended September 30, 2014
	Pension benefit plans	Other benefit plans	Total
	$	$	$
Balance – Beginning of period	14,646	761	15,407
Current service cost	126	15	141
Interest cost	318	8	326
Actuarial loss arising from change in discount rate assumption	3,169	—	3,169
Benefits paid	(185)	(166)	(351)
Impact of foreign exchange rate changes	(1,448)	(54)	(1,502)
Balance – End of period	16,626	564	17,190
Amounts recognized:
In comprehensive (loss) income	(444)	(23)	(467)
In other comprehensive (loss) income	(1,721)	54	(1,667)

(12)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2014 and for the three-month and nine-month periods ended September 30, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The calculation of the pension benefit obligation is sensitive to the discount rate assumption. From December 31, 2013 to September 30, 2014, management determined that the discount rate assumption should be adjusted from 3.37% to 2.2% as a result of changes in the European economic environment.

10	Share capital
Common shares issued in connection with "At-the-Market" ("ATM") drawdowns
May 2013 ATM Program
On May 22, 2013, the Company entered into an ATM sales agreement (the "May 2013 ATM Program"), under which the Company was able, at its discretion and from time to time, to sell up to 2,500,000 of its common shares through ATM issuances on the NASDAQ Capital Market ("NASDAQ") for aggregate gross proceeds not to exceed $4,600,000. The May 2013 ATM Program provided that common shares were to be sold at market prices prevailing at the time of sale and, as a result, prices may have varied.
Between January 1, 2014 and March 31, 2014, the Company issued a total of 201,960 common shares under the May 2013 ATM Program at an average price of approximately $1.43 per share, resulting in aggregate gross proceeds of $288,114, less cash transaction costs of $8,600 and previously deferred transaction costs of $17,000. The May 2013 ATM Program was subsequently discontinued in connection with the implementation of the May 2014 ATM Program described below.
May 2014 ATM Program
On May 9, 2014, the Company entered into an ATM sales agreement (the "May 2014 ATM Program"), under which the Company is able, at its discretion and from time to time, to sell up to 14,018,692 of its common shares through ATM issuances on the NASDAQ for aggregate gross proceeds not to exceed $15,000,000. The May 2014 ATM Program provides that common shares are to be sold at market prices prevailing at the time of sale and, as a result, prices may vary.
Between July 1, 2014 and September 30, 2014, the Company issued a total of 7,396,025 common shares under the May 2014 ATM Program at an average price of approximately $1.36 per share for aggregate gross proceeds of $10,088,977 less cash transaction costs of $252,224 and previously deferred transaction costs of $38,257. See also note 18 – Subsequent events.
Public offering
On January 14, 2014, the Company completed a public offering (the "January 2014 Offering") of 11,000,000 units, at a purchase price of $1.20 per unit, with each unit consisting of one common share and 0.8 of a warrant to purchase a common share. The related warrants (the "January 2014 Warrants") represent the right to acquire an aggregate of 8,800,000 common shares, as discussed below.
Total cash proceeds raised through the January 2014 Offering amounted to $13,200,000, less cash transaction costs of approximately $1,034,000 and previously deferred transaction costs of $5,000.
The Company issued the January 2014 Warrants to the investors who participated in the January 2014 Offering at an exercise price of $1.25 per share, with the January 2014 Warrants containing certain anti-dilution provisions. These warrants are exercisable at any time during their five-year term and, upon complete exercise, would result in the issuance of an aggregate of 8,800,000 common shares that would generate additional proceeds for an amount that would be determined based on the then adjusted exercise price.
The Company estimated the fair value attributable to the January 2014 Warrants as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 1.64%, an expected volatility of 102.31%, an expected life of 5 years and a dividend yield of 0.0%. As a result, the fair value of the share purchase warrants was estimated at $8,487,000.

(13)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2014 and for the three-month and nine-month periods ended September 30, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Total gross proceeds of the January 2014 Offering were allocated as follows: $8,487,000 was allocated to Warrant liability, and the balance of $4,713,000 was allocated to Share capital. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. As such, an amount of $666,000 was allocated to the share purchase warrants and immediately recognized in general and administrative expenses in the condensed interim consolidated statement of comprehensive (loss) income, and an amount of $373,000 was allocated to Share capital.
In connection with the January 2014 Offering, the holders of the November 2013 Warrants (see note 8 – Warrant liability) who participated in the January 2014 Offering agreed to waive certain anti-dilution provisions of such warrants solely in connection with the January 2014 Offering, and agreed to an adjustment of exercise price of such warrants following the closing of the January 2014 Offering from their original exercise price of $1.60 per share to an exercise price equal to $1.25 per share. For holders of the warrants issued in the November 2013 Offering who did not participate in the January 2014 Offering, the exercise price of the corresponding November 2013 Warrants held by the sole non-participating holder was further reduced by $0.05 per share.
Stock options
The following tables summarize the activity under the Company's stock option plan.

	Nine months ended September 30,		Year ended December 31,
	2014		2013
US dollar-denominated options	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of period	1,759,794	3.40	1,328,492	4.27
Granted	665,000	1.13	630,000	1.56
Forfeited	(297,763)	4.64	(198,698)	3.37
Balance – End of period	2,127,031	2.52	1,759,794	3.40

	Nine months ended September 30,		Year ended December 31,
	2014		2013
Canadian dollar-denominated options	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)
Balance – Beginning of period	652,779	12.91	727,875	12.71
Forfeited	(79,513)	7.55	(9,932)	12.61
Expired	(7,999)	52.12	(65,164)	10.77
Balance – End of period	565,267	13.11	652,779	12.91

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2014 and for the three-month and nine-month periods ended September 30, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

11    Compensation of key management and other employee benefit expenses
Compensation awarded to key management and other employee benefit expenses are summarized below.

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	$	$	$	$
Key management personnel*:
Salaries and short-term employee benefits	471	548	1,626	1,616
Termination benefits	—	—	439	1,438
Post-employment benefits	8	13	35	44
Share-based compensation costs	164	285	201	1,578
	643	846	2,301	4,676
Other employees:
Salaries and short-term employee benefits	1,812	1,931	5,903	6,022
Termination benefits (note 7)	1,852	—	2,032	—
Post-employment benefits	247	185	749	548
Share-based compensation costs	20	117	83	602
	3,931	2,233	8,767	7,172
	4,574	3,079	11,068	11,848
_________________________
* Key management includes the Company's directors and members of the executive management team.
In addition to recurring payments made to members of our key management team, during the nine-month period ended September 30, 2014, the Company incurred $38,000 in professional fees for services rendered by one of the members of the Company's Board of Directors in connection with special tasks mandated by the Company's Nominating, Corporate Governance and Compensation Committee.

12	Finance income and finance costs
Components of the Company's finance income and finance costs can be summarized as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	$	$	$	$
Finance income
Change in fair value of warrant liability	—	1,349	4,193	3,447
Gains due to changes in foreign currency exchange rates	1,053	—	955	—
Interest income	38	35	118	120
	1,091	1,384	5,266	3,567
Finance costs
Change in fair value of warrant liability	(2,877)	—	—	—
Losses due to changes in foreign currency exchange rates	—	(535)	—	(707)
	(2,877)	(535)	—	(707)
	(1,786)	849	5,266	2,860

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2014 and for the three-month and nine-month periods ended September 30, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

13	Supplemental disclosure of cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	$	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	139	258	(94)	(787)
Inventory	—	2	—	52
Prepaid expenses and other current assets	(222)	(1,514)	(1,691)	(4,862)
Other non-current assets	—	(22)	—	(159)
Payables and accrued liabilities	466	(129)	171	(1,248)
Provision for restructuring costs (note 7)	(144)	—	(144)	—
Employee future benefits (note 9)	(95)	(134)	(351)	(375)
Provisions and other non-current liabilities	(25)	—	(139)	18
	119	(1,539)	(2,248)	(7,361)

14	Capital disclosures
The Company's objective in managing capital, consisting of shareholders' equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D activities, SG&A expenses, working capital and capital expenditures.
In the past, the Company has had access to liquidity through non-dilutive sources, including investment tax credits and grants, interest income, licensing and related services and royalties. Over the past several years, the Company has increasingly raised capital via public equity offerings and drawdowns under various ATM sales programs, as discussed in note 10 – Share capital.
The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company's product development portfolio and to pursue appropriate commercial opportunities as they may arise.
The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2014 and for the three-month and nine-month periods ended September 30, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

15	Financial instruments and financial risk management
Financial assets (liabilities) as at September 30, 2014 and December 31, 2013 are presented below.

September 30, 2014	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 5)	41,952	—	—	41,952
Trade and other receivables	1,395	—	—	1,395
Restricted cash equivalents	794	—	—	794
Payables and accrued liabilities (note 6)	—	—	(5,222)	(5,222)
Provision for restructuring costs (note 7)	—	—	(1,621)	(1,621)
Warrant liability (note 8)	—	(22,304)	—	(22,304)
Other non-current liabilities	—	—	(132)	(132)
	44,141	(22,304)	(6,975)	14,862

December 31, 2013	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 5)	43,202	—	—	43,202
Trade and other receivables	1,899	—	—	1,899
Restricted cash equivalents	865	—	—	865
Payables and accrued liabilities (note 6)	—	—	(6,687)	(6,687)
Warrant liability (note 8)	—	(18,010)	—	(18,010)
Other non-current liabilities	—	—	(140)	(140)
	45,966	(18,010)	(6,827)	21,129

Financial risk factors
The following provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk and currency risk), and how the Company manages those risks.

(a)	Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company's exposure to credit risk currently relates to cash and cash equivalents, trade and other receivables and restricted cash equivalents. The Company holds its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that are rated the equivalent of "Baa1" and above. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure that it invests its cash in creditworthy and reputable financial institutions.
As at September 30, 2014, trade accounts receivable for an amount of approximately $1,064,000 were with one counterparty.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2014 and for the three-month and nine-month periods ended September 30, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

As at September 30, 2014, no trade accounts receivable were past due or impaired.
Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.
The maximum exposure to credit risk approximates the amount recognized in the Company's condensed interim consolidated statement of financial position.

(b)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 14 – Capital disclosures, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company's liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
The Company expects to continue to incur operating expenses and may require significant capital to fulfill its future obligations in the absence of sufficient corresponding revenues. The Company's ability to continue future operations beyond September 30, 2015 and to fund its activities is dependent on its ability to secure additional financings, which may be completed in a number of ways, including but not limited to licensing arrangements, partnerships, the issuance of securities and other financing activities. Management will pursue such additional sources of financing when required, and while the Company has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available or on terms which are acceptable to the Company.

(c)	Market risk
Share price risk
The change in fair value of the Company's warrant liability, which is measured at FVTPL, results from the periodic "mark-to-market" revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes valuation is impacted, among other inputs, by the market price of the Company's common shares. As a result, the change in fair value of the warrant liability, which is reported as finance (cost) income in these condensed interim consolidated statements of comprehensive (loss) income, has been and may continue in future periods to be materially affected most notably by changes in the Company's common share closing price, which on the NASDAQ, has ranged from $1.05 to $1.50 during the nine-month period ended September 30, 2014.
If variations in the market price of our common shares of -10% and +10% were to occur, the impact on the Company's net loss related to the warrant liability held at September 30, 2014 would be as follows:

	Carrying amount	-10%	+10%
	$	$	$
Warrant liability	22,304	2,903	(2,962)
Total impact on net loss – decrease / (increase)		2,903	(2,962)

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2014 and for the three-month and nine-month periods ended September 30, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Foreign currency risk
Since the Company operates internationally, it is exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US dollar ("US$") exchange rates against the euro ("EUR") could have a potentially significant impact on the Company's results of operations.
If foreign exchange rate variations of -5% (depreciation of the EUR) and +5% (appreciation of the EUR) against the US$, from period-end rates of EUR1 = US$1.2630 were to occur, the impact on the Company's net loss for each significant category of financial instruments held at September 30, 2014 would be as follows:

		Balances denominated in US$
	Carrying amount	-5%	+5%
	$	$	$
Cash and cash equivalents	31,124	1,556	(1,556)
Warrant liability	22,304	(1,115)	1,115
Total impact on net loss – decrease / (increase)		441	(441)

16	Net (loss) income per share
The following table sets forth pertinent data relating to the computation of basic and diluted net (loss) income per share attributable to common shareholders.

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	$	$	$	$
Net loss from continuing operations	(11,629)	(7,799)	(21,182)	(16,644)
Net income from discontinued operations	292	11,641	465	31,702
Net (loss) income	(11,337)	3,842	(20,717)	15,058
Basic weighted average number of shares outstanding	59,163,710	29,627,222	56,881,919	26,848,668
Dilutive effect of stock options	—	—	—	—
Dilutive effect of share purchase warrants	38,798	—	40,263	—
Diluted weighted average number of shares outstanding	59,202,508	29,627,222	56,922,182	26,848,668
Items excluded from the calculation of diluted net (loss) income per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect

Stock options	2,159,628	2,349,185	2,130,488	2,209,703
Warrants (number of equivalent shares)	7,297,966	7,007,410	27,302,410	5,084,553
For the three-month and nine-month periods ended September 30, 2014, the diluted net loss per share was the same as the basic net loss per share, since the effect of the assumed exercise of stock options and warrants to purchase common shares is anti-dilutive. Accordingly, the diluted net loss per share for this period was calculated using the basic weighted average number of shares outstanding.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2014 and for the three-month and nine-month periods ended September 30, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The weighted average number of shares is influenced most notably by share issuances made in connection with financing activities, such as public offerings and ATM drawdowns, which resulted in the issuance of a total of 18,597,985 common shares (see note 10 – Share capital) during the nine-month period ended September 30, 2014. See also note 18 – Subsequent events.

17	Segment information
The Company operates in a single operating segment, being the biopharmaceutical segment.

18	Subsequent events
May 2014 ATM Program
Between October 1, 2014 and November 4, 2014, the Company issued a total of 1,599,083 common shares under the May 2014 ATM Program for aggregate gross proceeds of $2,128,217, less cash transaction costs of $53,205 and previously deferred transaction costs of $7,000.

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